November 10, 2016

Mr. Gus Rodriguez

Accounting Branch Chief, Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	M&T Bank Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 19, 2016
File No. 001-09861

Dear Mr. Rodriguez:

This letter serves as the response of M&T Bank Corporation (“M&T”) to your letter dated October 27, 2016. Your comments and our responses to those comments follow.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1A. Risk Factors, page 22

1.	Please disclose in future filings that you met the minimum capital requirements of the most recent Federal Reserve Board’s Comprehensive Capital Analysis and Review on a post-stress basis only after submitting an adjusted capital action plan. Please also discuss the capital adequacy risks to investors under adverse scenarios.

Response

M&T will disclose in future filings that it revised its 2016 capital plan submitted to the Federal Reserve Board as part of the Comprehensive Capital Analysis and Review (“CCAR”) process, as well as any future capital plans that are revised and not objected to by the Federal Reserve Board.

In addition, M&T will enhance its risk factor discussion in its Form 10-K for the year ending December 31, 2016 and in future Form 10-K filings to address the risks to investors of M&T not obtaining Federal Reserve approval of its CCAR capital plan submissions or if the Federal Reserve raises qualitative concerns with respect to M&T’s capital planning process. Our anticipated disclosure follows.

November 10, 2016

M&T’s ability to return capital to shareholders may be adversely affected by market and other factors outside of its control and will depend, in part, on a review of its capital plan by the Federal Reserve.

Any decision by M&T to return capital to shareholders, whether through an increase in its common stock dividend or through a share repurchase program, requires the approval of the M&T Board of Directors and depends in large part on receiving regulatory approval, including through the Federal Reserve’s CCAR process and the supervisory stress tests required under the Dodd-Frank Act whereby M&T’s financial position is tested under severely adverse economic conditions. Prior to the public disclosure of a bank holding company’s CCAR results, the Federal Reserve will provide the bank holding company with the results of its supervisory stress test and will offer a one-time opportunity for the bank holding company to reduce planned capital distributions through the submission of a revised capital plan. The Federal Reserve may object to any capital plan in which a bank holding company’s regulatory capital ratios inclusive of adjustments to planned capital distributions, if any, would not meet the minimum requirements throughout a nine-quarter period under severely adverse stress conditions. In June 2016, the Federal Reserve announced that it did not object to M&T’s revised CCAR capital plan. In the future, if the Federal Reserve objects to M&T’s CCAR capital plan or raises concerns regarding the qualitative aspects of M&T’s capital planning process through its supervisory oversight of M&T, it could impose restrictions on M&T’s ability to return capital to shareholders, which in turn could negatively impact market and investor perceptions of M&T.

In addition, Federal Reserve capital planning and stress testing rules generally limit a bank holding company’s ability to make quarterly capital distributions – that is, dividends and share repurchases – if the amount of actual cumulative quarterly capital issuances of instruments that qualify as regulatory capital are less than the bank holding company had indicated in its submitted capital plan as to which it received a non-objection from the Federal Reserve. Under these rules, for example, if a bank holding company issued a smaller amount of additional common stock than it had stated in its capital plan, it would be required to reduce common dividends and/or the amount of common stock repurchases so that the dollar amount of capital distributions, net of the dollar amount of additional common stock issued (“net distributions”), is no greater than the dollar amount of net distributions relating to its common stock included in its capital plan, as measured on an aggregate basis beginning in the third quarter of the nine-quarter planning horizon through the end of the then current quarter. As such, M&T’s ability to declare and pay dividends on its common stock, as well as the amount of such dividends, will depend, in part, on its ability to issue stock in accordance with its capital plan or to otherwise remain in compliance with its capital plan, which may be adversely affected by market and other factors outside of M&T’s control.

November 10, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Supplemental Reporting of Non-GAAP Results of Operations, page 44

2.	You adjust for temporary help fees associated with preparing for systems conversions and integration of operations; initial marketing and promotion expenses designed to introduce M&T Bank to its new customers; travel costs; and other costs of completing the transaction and commencing operations in new markets and offices. Please tell us why it is appropriate to adjust your GAAP income for these recurring administrative expenses. Please refer to the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

We believe M&T’s disclosure of “net operating income” has been consistently and transparently presented so as to not be misleading and is in accordance with the guidance provided in the updated Compliance and Disclosure Interpretations issued on May 17, 2016. M&T has consistently provided supplemental reporting of its results on a “net operating” or “tangible” basis, from which M&T excludes the after-tax effect of amortization of core deposit and other intangible assets (and the related goodwill, core deposit intangible and other intangible asset balances, net of applicable deferred tax amounts) and gains and expenses associated with merging acquired operations into M&T, since such items are considered by management to be “nonoperating” in nature. M&T has consistently identified transaction specific merger-related gains and expenses since it began its supplemental reporting of “net operating income” in 1998. Although M&T did not have any gains associated with its merger with Hudson City, in previous acquisitions M&T has excluded gains, to the extent such gains were present, in its reporting of “net operating income.” With respect to the acquisition of Hudson City on November 1, 2015, “nonoperating” expenses reported by M&T were incremental and directly related to the merger, the conversion of Hudson City customers’ data, and the conformance of operational processes, systems, branches and other facilities to M&T specifications. Expenses of the nature you inquired about will be incurred in any merger transaction. On pages 44 through 46 of Form 10-K for the year ended December 31, 2015, M&T has clearly disclosed its “net operating” results under the heading “Supplemental Reporting of Non-GAAP Results of Operations” and has provided a tabular “Reconciliation of GAAP to non-GAAP Measures.” M&T has also disclosed the intended purpose of these non-GAAP disclosures.

As highlighted in your correspondence, certain of the expenses omitted from the determination of “net operating income” include temporary help fees associated with preparing for systems conversions and integration of operations; initial marketing and promotion expenses designed to introduce M&T Bank to its new customers; travel costs; and other costs of completing the transaction and commencing operations in new markets and offices. Such expenses aggregated

November 10, 2016

to approximately 20% of merger-related expenses incurred in 2015 and were directly related to merging the acquired Hudson City operations into M&T. Specifically, temporary help fees for the quarter ended December 31, 2015 were substantially comprised of professional services for planning and execution of Hudson City systems conversions to M&T systems. Initial marketing and promotional expenses designed to introduce M&T Bank to its new customers were not significant for the year ended December 31, 2015. While there were costs associated with loan servicing conversions that took place in the fourth quarter of 2015, most expenses of this nature were concentrated during the time leading up to and following the retail branch conversions, which for Hudson City did not occur until 2016. Nevertheless, those expenses whether incurred in 2015 or 2016 were intended to introduce acquired customers to M&T Bank and provide information pertinent to systems conversions and customer account changes. We have found through numerous past acquisitions that such efforts ease customer apprehension concerning the conversion of their banking services, particularly in a transaction like the Hudson City merger where M&T did not previously have any retail branch presence. The nature of the communications directed towards customers during the conversion time frame differed from product specific advertising activities. Those product specific advertising expenses were indeed included in ongoing operating expenses as incurred and, accordingly, were not included in merger-related expenses. Travel costs incurred in 2015 pertained to hotels, meals, airline and other transportation expenses for M&T employees to visit Hudson City locations for merger planning and conversion-related activities. Similar expenses were incurred in 2016. Other costs of completing the transaction and commencing operations in new markets and offices were largely associated with transaction-related legal fees, accounting fees, and other miscellaneous expenses.

* * * *

Should you require additional clarification of our response to your comments, please do not hesitate to contact me at 716-839-6809.

Very truly yours,

/s/ Darren J. King

Darren J. King

Executive Vice President

and Chief Financial Officer

cc: Michael R. Spychala